Mail Stop 4561

May 18, 2010

Zhiguang Cai
Chief Executive Officer and President
Subaye, Inc.
349 Dabeilu, Shiqiao, Panyu District
Guangzhou City, Guangdong, China 511400

      Re: **Subaye, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2009
             Filed December 29, 2009
             Form 10-Q for the Quarter Ended December 31, 2009
             Filed February 16, 2010
             Form 10-Q for the Quarter Ended March 31, 2010
             Filed May 17, 2010
             File No. 333-62236

Dear Mr. Cai:

      We have reviewed your response letter dated May 7, 2010 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2010.

Form 8-K filed May 5, 2010

Item 9.01 Financial Statements and Exhibits

1.   We note the pro forma Consolidated Segment Results of Operations and pro forma Balance Sheets do not appear to comply with Article 11 of Regulation S-X. Please amend your Form 8-K to comply with Article 11 of Regulation S-X, specifically noting the following:

- Rule 11-02(b)(4) of Regulation S-X requires a columnar presentation of historical financial statements, pro forma adjustments and the pro forma results.
- Your pro forma Consolidated Segment Results of Operations does not comply with Article 11 of Regulation S-X as your pro forma financial statements should be based upon the Consolidated Statements of Operations. Refer to Instruction 3 to Rule 11-02(b) of Regulation S-X.
- Pro forma adjustments should refer to footnotes which clearly explain the assumptions involved. Refer to Rule 11-02(b)(6) of Regulation S-X when determining the appropriate pro forma adjustments.
- A pro forma balance sheet is only required as of the end of the most recent balance sheet date. Refer to Rule 11-02(c)(1) of Regulation S-X.
- Based upon your disclosure under Item 2.01 of this Form 8-K, it appears that you have entered into multiple transactions to dispose of your trade services business and movie entertainment business. Please ensure that your pro forma adjustments clearly reflect the each disposal separately.

Form 10-Q for the Quarter Ended March 31, 2010

Item 1. Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Website Development Costs, page 8

2.   Your response to comment 1 in your letter dated March 31, 2010 states that you will provide accounting policy disclosure regarding your website development costs. However, the disclosure included in this Form 10-Q does not appear to indicate the circumstances under which you capitalize versus expense website development costs. Please confirm that you will include this disclosure in future filings.

Note 3 – Divestiture Activities, page 8

3.   We refer to your disclosure on page 9 regarding the $2.5 million loss realized upon the sale of certain copyrights associated with your discontinued operations. With respect to your assets currently held for sale, please clarify whether you recognized losses for write-downs to fair value as described in ASC 360-10-35-40 and 360-10-35-43. Refer also to the disclosure requirements described in ASC 205-20-45-3.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief